Exhibit 99.1

FOR IMMEDIATE RELEASE

Creative Realities Reports Third Quarter 2020 Results

LOUISVILLE, KY – November 12, 2020 – Creative Realities, Inc. (“Creative Realities,” “CRI,” or the “Company”) (NASDAQ: CREX, CREXW), a leading provider of digital marketing solutions, announced its financial results for the three- and nine-months ended September 30, 2020.

Rick Mills, Chief Executive Officer, commented “CRI’s third quarter results highlight the tremendous adaptability and commitment that our personnel have shown in the face of adversity and challenges in our core business throughout the COVID-19 pandemic, specifically both (1) the flexibility to pivot our business to Safe Space Solutions’ products and services that remain relevant in a marketplace with continued business closures, and (2) the ability to continue to drive reductions in expenses despite the incremental costs associated with launching new products and services.”

Mr. Mills continued, “Revenue for the third quarter 2020 increased approximately $1.4 million as compared to the first and second quarter of 2020 as we began to see adoption of our Thermal Mirror product in the marketplace. We continue to believe that CRI’s solution is a market leader and has opportunity for continued adoption in the marketplace throughout the remainder of 2020 and into 2021 as employers seek to adopt technology that will further enhance the safety of the workplace for their employees. We continued to focus on reducing controllable expenses, reducing total operating expenses by approximately $0.7 million, or 23%, versus the same quarter in 2019, exclusive of non-cash charges in each period. Net loss in the quarter reduced to $0.6 million, which resulted in the generation of $0.3 million of EBITDA, an improvement of $2.0 million versus the second quarter of 2020. As we look forward and into 2021, and as businesses continue to reopen throughout the United States and Canada, we fully expect our Safe Space Solutions, including the Thermal Mirror product, to be a go-to consideration for return to work products and for our core digital signage revenues to return to growth.”

Third Quarter Financial Update

Revenue, gross profit, and gross margin:

  Revenues were $5.1 million for the three months ended September 30, 2020, a decrease of $1.6 million, or 24%, as compared to the same period in 2019.
  Hardware revenues were $2.8 million for the three months ended September 30, 2020, an increase of $0.8 million, or 40%, as compared to the same quarter in the prior year, driven by the introduction of the Thermal Mirror product which generated approximately $1.8 million in hardware sales during the quarter. Gross margin on hardware revenue was 34.0% in the third quarter of 2020 as compared to 27.0% during the same period in 2019 due to the shift in mix of hardware revenues from displays to the Thermal Mirror product which generates higher gross profit.
  Services and other revenues were $2.3 million for the three months ended September 30, 2020, a decrease of $2.4 million, or 52%, as compared to the same period in 2019, driven primarily by a reduction in installation services of $1.5 million year-over-year combined with a general reduction in other software and managed services revenue due to customer closures in response to the COVID-19 pandemic. Gross margin on services and other revenue was 65.4% in the quarter ended September 30, 2020 compared to 58.9% in the same period in 2019 driven by less labor-intensive services offerings related to the Thermal Mirror product.
  Managed services revenue, which includes both software-as-a-service (“SaaS”) and help desk technical subscription services for our traditional digital signage and new Thermal Mirror product offerings, were $1.3 million for the three months ended September 30, 2020, a reduction of $0.5 million, or 28%, driven by customer closures in response to the COVID-19 pandemic.
  Gross profit was $2.4 million for the three months ended September 30, 2020, a decrease of $0.9 million, or 26%, compared to the same period in 2019. Consolidated gross margin decreased to 47.9% for the three months ended September 30, 2020 from 49.1% in the same quarter in the prior year, driven primarily by a higher ratio of hardware revenue to total revenue in the period on continued sales of the Thermal Mirror product.

Operating expenses:

•	For the three months ended September 30, 2020 as compared to the same period in the prior year:
  Sales and marketing expenses decreased by $0.1 million, or 21% while research and development expenses decreased by $0.1 million, or 25%, each driven by a reduction in employee-related expenses as a result of a combination of headcount reductions, salary reductions implemented for retained personnel, and a reduction in travel-related expenses in the current year including the elimination of participation in industry trade shows.
  General and administrative expenses decreased by $0.3 million, or 12%; inclusive of incremental non-cash charges related to the amortization of stock compensation of $0.2 million during the period. Exclusive of the incremental year-over-year increase in non-cash charges, general and administrative expenses decreased by $0.5 million, or 22%, for the three months ended September 30, 2020 as compared to the same period in 2019.

Operating loss, net loss, and EBITDA:

  Operating loss was $0.4 million for the three months ended September 30, 2020 as compared to operating income of $0.1 million during the same period in 2019, despite a reduction in revenue period-over-period of $1.6 million.
  Net loss was $0.6 million for the three months ended September 30, 2020 as compared to net income of $0.2 million for the same period in 2019.
  EBITDA was $0.3 million for the three months ended September 30, 2020 as compared to $0.8 million the same period in 2019. Adjusted EBITDA was $0.2 million for the three months ended September 30, 2020, compared to $0.4 million for the same period in 2019. See below for a description of these non-GAAP financial measures and reconciliation to our net loss.

Mr. Mills concluded, “We believe that we have weathered the worst of the COVID-19 pandemic and that the incremental changes we have made to both our business operations and cost structure will continue to benefit us well into the future as CRI returns to revenue growth. Despite the challenges that 2020 has brought, we believe that CRI has gained momentum against our peers within the industry by remaining an open, flexible, and transparent business partner to our vendors and customers and our flexibility and responsiveness during this crisis will contribute to our continued success as businesses reopen and markets stabilize.”

Conference Call Details

The Company will host a conference call to review the third quarter results and provide additional commentary about the Company’s recent performance, on Friday, November 13, 2020 at 9:00 am Eastern Time.

Prior to the call, participants should register at http://bit.ly/criearnings2020Q3. Once registered, participants can use the weblink provided in the registration email to listen to the live webcast.  An archived edition of the second quarter earnings conference call will also be posted on our website at www.cri.com later that same day and will remain available to interested parties via the same link for one year.

About Creative Realities, Inc.

Creative Realities helps clients use the latest omnichannel technologies to inspire better customer experiences.  Founded over 15 years ago, CRI designs, develops and deploys consumer experiences for high-end enterprise level networks, and is actively providing recurring SaaS and support services for more than fifteen diverse vertical markets, including Automotive, Advertising Networks, Apparel & Accessories, Convenience Stores, Foodservice/QSR, Gaming, Movie Theater, and Stadium Venues.

Use of Non-GAAP Measures

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges. EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, EBITDA and Adjusted EBITDA are used internally in planning and evaluating the Company’s operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of the Company’s operations that, when coupled with the GAAP results, provides a more complete understanding of the Company’s financial results.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income/(loss) or to net cash used in operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating the Company’s performance. A reconciliation of GAAP net income/(loss) to EBITDA and Adjusted EBITDA is included in the accompanying financial schedules.

For further information, please refer to Creative Realities, Inc.’s Annual Report on Form 10-K to be filed with the Securities and Exchange Commission on March 12, 2020, and its other filings available online at www.sec.gov.

Cautionary Note on Forward-Looking Statements

This press release contains certain statements that are deemed "forward-looking statements" under Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and includes, among other things, discussions of our business strategies, future operations and capital resources. Words such as “may,” “likely,” “anticipate,” “expect,” “intend,” “plans,” “seeks,” will,” should,” “future,” “propose,” “believe” and variations of these words or similar expressions (or the negative versions of such words or expressions) indicate forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Some of these risks are discussed in the “Risk Factors” section contained in Item 1A in our Annual Report on Form 10-K for the year ended December 31, 2019, and Item 1A of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020, and the Company’s subsequent filings with the U.S. Securities and Exchange Commission. Important factors, among others, that may affect actual results or outcomes include: the inability to recognize the anticipated benefits of our acquisition of Allure Global Solutions, Inc.; our ability to meet Nasdaq’s continued listing standards; our ability to execute on our business plan; our ability to retain key personnel; potential litigation; and general economic and market conditions impacting demand for our products and services, including those as a result of the COVID-19 pandemic.

Except where required by law, the Company assumes no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Contact

Creative Realities, Inc.

Investor Relations:

ir@cri.com

https://investors.cri.com/

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(in thousands, unaudited)

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges.

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of CRI’s profitability or liquidity. CRI’s management believes EBITDA and Adjusted EBITDA are useful because they allow external users of its financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate its operating performance, compare the results of its operations from period to period and against CRI’s peers without regard to CRI’s financing methods, hedging positions or capital structure and because it highlights trends in CRI’s business that may not otherwise be apparent when relying solely on GAAP measures. CRI presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA CRI presents may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss, CRI’s most directly comparable financial measure calculated and presented in accordance with GAAP.

	September 30,	June 30,	March 31,	December 31,	September 30,
Quarters ended	2020	2020	2020	2019	2019
GAAP net loss	$(585)	$(2,459)	$(13,183)	$563	$242
Interest expense:
Amortization of debt discount	85	84	85	105	105
Other interest, net	179	176	142	109	94
Depreciation/amortization:
Amortization of intangible assets	161	158	159	204	147
Amortization of finance lease assets	5	5	7	7	8
Amortization of share-based awards	248	100	50	21	31
Depreciation of property, equipment & software	212	216	200	167	123
Income tax expense/(benefit)	(1)	4	(155)	128	51
EBITDA	$304	$(1,716)	$(12,695)	$1,304	$801
Adjustments
Change in fair value of Special Loan	-	551	151	-	-
Gain on settlement of obligations	(114)	(1)	(40)	(1,632)	(406)
Gain on earnout liability	-	-	-	(250)	-
Loss on disposal of assets	13	-	-	-	-
Loss on goodwill impairment	-	-	10,646	-	-
Stock-based compensation – Director grants	25	19	31	31	31
Stock-based compensation – PRSU vesting	-	-	-	-	-
Adjusted EBITDA	$228	$(1,147)	$(1,907)	$(547)	$426